UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 26, 2005

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN acquires 60,000 ADSL customers from Tiscali, dated July 26, 2005

Press Release

Date
July 26, 2005
Number
KPN acquires 60,000 ADSL customers from Tiscali	034pe

KPN and Tiscali have reached final agreement concerning the acquisition by KPN of all the more than 60,000 Tiscali ADSL customers who make use of KPN’s network for their ADSL connection.

Earlier this year, KPN strengthened its position on the broadband market with the acquisition of CistroN’s customer base and ISP Freeler.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 28, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel